

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 26, 2007

Via U.S. Mail and Fax (514) 398-9313

Mr. Michael J. Sabia
President and Chief Executive Officer
BCE Inc.
1000 rue de La Gauchetiere Ouest, Bureau 3700
Montreal, Quebec Canada H3B 4Y7

      RE: **BCE Inc.**
               Form 40-F for the year ended December 31, 2006
               Filed March 14, 2007
               File No. 1-8481

Dear Mr. Sabia:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director